NUUDII SYSTEM

Intimate apparel technology, $5M trailing twelve months revenue


nuudii
SYSTEM

nuudiisystem.com Brooklyn, NY

Female Founder | B2B | Ecommerce | Consumer Goods | Retail

Highlights

$1M+ Revenue
Earned over the last 12 months

Regular Updates
Founders have a strong track record of investor updates.

1. $14M+ lifetime sales, 75% avg. gross margin before discounts
2. 🤝 100,000+ customers in 40+ countries
3. 🪨$1.9M raised, VC, Angel and prior Wefunder
4. ✅ 6 approved patents, Intl. & domestic trademarks
5. Cult-like following, 300,000+ people across social channels
6. 🥇 CPG boobwear (new category - old market); biodegradable packaging
7. 📈 $100B+ global market (bras & sports bra) by 2027
8. Creating a new category, Boobwear, within an old market, namely bras

Featured Investors

Kingscrowd Capital Follow Invested $10,000

"The company is offering a unique product. Its new category, boobwear, is at the border between a bra and the braless movement. It is one of the only bras that offer some support while helping customers get the comfort and freedom of not wearing bras. Thanks to its flexible materials and straps, the company's products can be worn stylishly and be part of an outfit, but they can also easily be hidden under more or less revealing clothes.

Customer interest in the product is demonstrated by its traction. Nuudii had impressive 136% revenue growth between 2022 and 2023 and may grow quickly this year, too, based on impressive results in the first quarter. This growth is essential to a good investment opportunity, as it may quickly reach revenues that will grab the attention of potential acquirers."

View Investment Memo

XRC Ventures
Notable Investor
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Invested $135,000

Pano Anths, Founder & Managing Director
"XRC invested in Annette and Nuudi for two very important reasons.

1. People - Annette is a world class xeo and does not know the word 'can't'. She is a can do ceo who believes firmly in her mission to help women achieve comfort without sacrificing quality or a inner sense of beauty.
2. XRC invested in Nuudi because we believe that women deserve products designed by women for women, proving the best of comfort and beauty that women want for themselves instead of some artificial notion of either proferrred by men without regard to the needs of women.

She has proven us right in our decision and has exceeded our expectations given the challenges of Covid, iOS 16 and the challenge with the overall retail landscape.

Pano Anthos and the Team at XRC"



Kristin Van Ausdal
Syndicate Lead
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Invested $7,500

Kristin Van Ausdal partners with boards, PE firms, and founders on leadership, management diligence, and long-term value creation. She is leading this investment round, bringing strategic discipline and governance expertise to support Nuudii's growth.

"I invested in Nuudii System because it's doing something rare in consumer: creating a new category in an industry that hasn't evolved meaningfully in decades. Instead of improving traditional models, Nuudii System reimagines support entirely for how women actually want to feel today—comfortable, natural, and unconstrained. Early customer response stood out immediately: Nuudii isn't just selling a product; it's building a brand customers genuinely connect with, demonstrating organic loyalty that is a strong signal of real product-market fit and the foundation for a lasting consumer company.

Just as compelling is the founder behind the brand, Annette Azan. She has a clear vision for challenging long-standing norms in the intimates industry and the persistence to build something fundamentally different. The best consumer companies are built by founders who deeply understand the problem they're solving, and it is clear that Annette is building Nuudii System with that level of conviction and insight."


Other investors include Daymond John & 670 more

Team



Annette Azan Founder and CEO

Twenty-five year veteran, fashion executive, worked in global markets. Successfully held senior positions in branding, marketing & sales for brands - Donna Karan/Urban Zen, Norma Kamali, Episode, Igedo Trade Shows. Energetic & visionary.



Morgan Healy Director of Customer Journey

Solid Experience. Expert in every area that impacts customers. Brings her experience having led social media at Natori and CS at BaubleBar where she helped take them from startup to an omni-channel brand sold at major retailers.



Alaina Azan Goggin Marketing Manager

Trailblazer. Staying one step ahead in the fast-paced world of marketing. One of the founding team members and an essential brand builder. Held managerial posts for LF and Bandier. Psychology major. Daughter of the founder.



Gabrielle Azan Goggin Social Media Manager

Savvy and engaged in current trends. She guides our social imprint building a strong brand presence. Behind the scenes and in front of the camera, her energy and image is woven into the foundation of the brand. Psychology major. Daughter of the founder.



Rachel Lerner Operations and Customer Service Manager

Detailed oriented and multi-faceted. She studied the business of fashion at FIT bringing all her learnings and perspectives into her current roles. Balancing

creativity and intellect, she skillfully built systems from the ground up here at Nuudii System.



Dee Sader Senior Technical & Creative Designer

Accomplished and driven, she brings her 16 years of experience in design, development and production from some of the most well-known brands (Skims and Free People) bringing her expertise to Nuudii System.



Jeannette Cantone Advisor

Former Executive VP Brand Creative at Victoria's Secret where she was instrumental in building cross brand synergy across all channels from product to marketing. Held positions at Warnaco and Natori as VP of Design & SVP of Merchandising.



Stephanie Sobel Advisor/Investor

Stephanie has been instrumental in shaping women's fashion for 25+ years. Held the position of President of Full Beauty. Her passion is building women's empowerment and held Board positions at Dress for Success, and Mondetta Clothing Company.

Memo

Why Nuudii?

Nuudii System is a consumer enterprise company with $3.7M in 2025 revenue and 33% YoY growth.

Meet Boobwear™: a new category of patented undergarments made from flexible, lightweight fabric that hugs the natural shape, offering gentle, minimal hold without structure or restriction. Consumers are obsessed! We raised over $1.9M from investors to keep up with ever increasing demand.


75%
GROSS MARGIN
$25
BLENDED CAC
4:1
LTV TO CAC

75% is the average gross margin before discounts.

Nuudii has generated $14M+ in cumulative revenue, sold 200,000+ units, and amassed 100,000+ customers across 40+ countries. Return rates remain under 5%, 6x lower than the category standard average of 30%.

Built on five years of R&D and protected by 6 patents, Nuudii holds defensible IP in a global intimates market worth tens of billions. Large incumbents have tried to replicate what we invented, and failed.


33%
Year over Year growth

With 33 products across Boobwear™, buttwear, bodywear, and swim, Nuudii continues to expand in the category it created. The Nuudii advantage runs deeper than design. Our proprietary construction, brand loyalty, and a global community that believes comfort and confidence don't require correction.

This raise fuels brand awareness at scale, international expansion, alternative retail distribution, and next-generation biodegradable yarn innovation.

Join over 650 investors.

Invest now.

Downloads

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